UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

NATIONAL FUEL GAS COMPANY                                  FORTY-FIFTH
NATIONAL FUEL RESOURCES, INC.                              CERTIFICATE
                                                           PURSUANT TO
File No. 70-7833                                             RULE 24

(Public Utility Holding Company Act of 1935)

         In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Three and Twelve Months ended March 31, 2003. Also attached as Exhibit "B" is the Balance sheet of NFR as of March 31, 2003.

         IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 13th day of May 2003.

                                   NATIONAL FUEL RESOURCES, INC.

                                   By:  /s/ Donna L. DeCarolis
                                      Donna L. DeCarolis, Vice President

                                   NATIONAL FUEL GAS COMPANY

                                   By:  /s/ James R. Peterson
                                      James R. Peterson, Assistant Secretary